# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CUBESMART, CIK 0001298675
CUSIP: 229663109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5 OLD LANCASTER ROAD, MALVERN, Pennsylvania (PA), 19355
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001374170

## Reporting persons
- Norges Bank: type of reporting person: non-U.S. institution (FI), other (OO); citizenship or place of organization: Norway (Q8); sole voting power 11,814,916; shared voting power 0; sole dispositive power 11,814,916; shared dispositive power 8,550; aggregate amount beneficially owned 11,823,466 (5.2064% of the class)

## Item 1. Issuer
Name of issuer: CUBESMART
Address of issuer's principal executive offices: 5 OLD LANCASTER ROAD, MALVERN, PA, 19355

## Item 2. Person Filing
Name of person filing: Norges Bank
Address of principal business office or, if none, residence: Bankplassen 2, PO Box 1179 Sentrum, Oslo, NO-0107, Oslo, Norway
Citizenship: Norway

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI), group (OO)
Type of institution (non-U.S. institution) or other detail: Investment Adviser

## Item 4. Ownership
Amount beneficially owned: 11823466
Percent of class: 5.2064
Sole power to vote or to direct the vote: 11814916
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 11814916
Shared power to dispose or to direct the disposition: 8550

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Certain shares reported herein are invested on behalf of the Government of Norway.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11. I also certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to the investment management division of Norges Bank, the central bank of Norway, is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Norges Bank: Stanislav Boiadjiev, Business and Regulatory Compliance (05/11/2026)